UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                          Hooker Furniture Corporation
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                                (Name of Issuer)


                          Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)


                                    439038100
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                                 (CUSIP Number)


                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 439038100                    13G/A                  Page 2 of 5  Pages
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1       NAME OF REPORTING PERSONS./I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        (Entities Only).

        Hooker Furniture Corporation Employee Stock Ownership Plan
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
        (See Instructions)
                                                                    (b) [ ]
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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Virginia
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                           5      SOLE VOTING POWER
      NUMBER OF                   0
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH                     2,102,508
      REPORTING    -------------------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH
                                  2,102,508
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  2,102,508
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,102,508
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
       (See Instructions)
       Not Applicable
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       29.0%
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12     TYPE OF REPORTING PERSON*

       EP
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 439038100                    13G/A                  Page 3 of 5  Pages
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ITEM 1.

         (a)      Name of Issuer:

                  Hooker Furniture Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                  440 E. Commonwealth Blvd.
                  Martinsville, Virginia 24115

ITEM 2.  (a)      Name of Person Filing:

                  Hooker Furniture Corporation Employee Ownership Plan

         (b)      Address of Principal Business Office or, if None, Residence:

                  c/o GreatBanc Trust Company
                  1301 W. 22nd Street
                  Suite 800
                  Oak Brook, Illinois  60523

         (c)      Citizenship:

                  Virginia

         (d)      Title of Class of Securities:

                  Common Stock, no par value per share

         (e)      CUSIP Number:

                  439038100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 3D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]  Broker  or  dealer  registered  under  Section  15 of the
                       Exchange Act.

         (b)      [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)      [ ]  Insurance  company as defined in Section  3(a)(19) of the
                       Exchange Act.

         (d)      [ ]  Investment  company  registered  under  Section  8 of the
                       Investment Company Act.

         (e)      [ ]  An   investment   adviser   in   accordance   with  Rule
                       13d-1(b)(1)(ii)(E);

         (f)      [X]  An employee  benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 439038100                    13G/A                  Page 4 of 5  Pages
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         (g)      [ ]  A parent  holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)      [ ]  A savings  association  as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

         (i)      [ ]  A church plan that is excluded  from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

         (a)      Amount beneficially owned: 2,102,508

         (b) Percent of class: 29.0% based on the Issuer's 7,237,650 outstanding shares of common stock at September 30, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 0

                  (ii)     Shared power to vote or to direct the vote: 2,102,508

                  (iii) Sole power to dispose or to direct the disposition of: 2,102,508

                  (iv) Shared power to dispose or to direct the disposition of: 2,102,508

         The Trustee is considered the beneficial owner of the shares in the above table as are unallocated (1,540,083 shares as of December 31, 2003).

         In addition, the Trustee has voting power over remaining shares as to which it receives no voting instructions and those shares which the Trustee determines it must vote in order to fulfill its fiduciary duties at such time as the Trustee determines to exercise any of such rights.

         The Trustee has the power to dispose of the shares other than with respect to payments required under a Company stock loan and except with respect to tender or exchange offers.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Subject to the terms and conditions of the Trust and the related Hooker Furniture Corporation Employee Ownership Plan (the "Plan"), participants in the Plan are entitled to receive distributions of assets held by the Trust for their accounts in the event of the death, disability, retirement, termination of employment or, in certain instances, termination of the Plan.

CUSIP No. 439038100                    13G/A                  Page 5 of 5  Pages
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In addition,  participants  who have completed 10 years of  participation in the
Plan and have attained age 55 may receive distributions of up to 25% of the value of the common stock allocated to their accounts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 17, 2004

                                     Hooker Furniture Corporation Employee Stock
                                     Ownership Plan

                                     By:  GreatBanc Trust Company, Trustee

                                     By: /s/ John Marino
                                        ----------------------------------------
                                        Name: John Marino
                                        Title Vice President